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SEC
Mail Processing Section

MAR 0 4 2014

Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 38931

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/13_____ AND ENDING _____12/31/13_____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Abramenko 9 Company Inc.*
NPA Financial Services, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

115 West Century Road, Suite 360
                         (No. and Street)

Paramus   **NJ**   **07652**
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael DePol   **(201) 476-0029**
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
                (Name – if individual, state last, first, middle name)

900 Circle 75 Parkway, Suite 1100   **Atlanta**   **Georgia**   **30339**
         (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __**Michael DePol**_____ , swear (or affirm) that, to the best of my

knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__**NPA Financial Services, Inc.**_____ , as

of _____**December 31**_____ ,**2013**, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
_____
Signature

_____
_____*CEO*_____
Notary Public
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).

NPA FINANCIAL SERVICES, INC.
Financial Statements
For the Year Ended
December 31, 2013
With
Independent Auditor's Report

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
NPA Financial Services, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of NPA Financial Services, Inc. which comprise the statement of financial condition as of December 31, 2013 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements that are to be filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NPA Financial Services, Inc. as of December 31, 2013 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Supplemental Information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission.

Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

January 6, 2014
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

NPA FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

	2013
Cash and cash equivalents	$ 1,652,074
Deposit with clearing broker	25,000
Due from clearing broker	22,700
Office furniture and equipment, net of accumulated depreciation of $1,602	3,266
Total Assets	**$ 1,703,040**

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accrued commissions and compensation	$ 20,827
Total Liabilities	**20,827**

STOCKHOLDERS' EQUITY

Common stock, no par value, 2,500 shares authorized, 1,000 shares issued and outstanding	-
Additional paid in capital	1,975,827
Retained deficit	(293,614)
Total Stockholders' Equity	**1,682,213**
Total Liabilities and Stockholders' Equity	**$ 1,703,040**

The accompanying notes are an integral part of these financial statements.

NPA FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2013

	2013
REVENUES	
Commissions	$ 337,998
Interest income	748
Total revenues	338,746
GENERAL AND ADMINISTRATIVE EXPENSES	
Employee compensation and benefits	40,793
Commissions	181,712
Occupancy	9,080
Other operating expenses	127,142
Total expenses	358,727
NET INCOME (LOSS)	$ (19,981)

The accompanying notes are an integral part of these financial statements.

NPA FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income (loss)	$ (19,981)
Adjustments to reconcile net income (loss) to net cash provided by operations:	
Depreciation	480
Increase in accounts payable and accrued expenses	7,252
Increase in due from clearing broker	(3,192)
NET CASH USED BY OPERATING ACTIVITIES	(15,441)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contribution by member	1,539,256
NET CASH PROVIDED BY FINANCING ACTIVITIES	1,539,256
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,523,815
CASH AND CASH EQUIVALENTS BALANCE:	
Beginning of year	128,259
End of year	$ 1,652,074

The accompanying notes are an integral part of these financial statements.

NPA FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2013

	Paid-In Capital	Retained Deficit	Total
Balance, December 31, 2012	$ 436,571	$ (273,633)	$ 162,938
Capital contributions	1,539,256		1,539,256
Net income (loss)		(19,981)	(19,981)
Balance, December 31, 2013	$1,975,827	$ (293,614)	$1,682,213

The accompanying notes are an integral part of these financial statements.

NPA FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2013

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: NPA Financial Services, Inc., (the "Company"), is a New Jersey Corporation formed in 1987. Its principal business activity during 2013 was selling mutual funds, variable annuities, limited partnership interests and insurance products.

The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company does not carry customer accounts or perform custodial functions relating to customer securities. Customers of the Company are introduced to a carrying broker-dealer (clearance agent) on a fully disclosed basis.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its cash accounts in high credit quality financial institutions. Balances at times may exceed federally insured limits.

Office Furniture and Equipment: Office furniture and equipment is recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets.

Income Taxes: The Company is taxed as an S corporation. Therefore the income or losses of the Company flow through to its stockholders and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2010.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Securities Transactions: Customer's securities transactions are reported on a settlement date basis, generally the third business day following the trade date. The effect of recording these transactions at settlement rather than trade-date basis is not material.

Date of Management's Review: Subsequent events were evaluated through January 6, 2014 which is the date the financial statements were available to be issued.

NOTE B – NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $1,674,721, which was $1,624,721 in excess of its required net capital of $50,000 and its ratio of aggregate indebtedness to net capital was .01 to 1.0.

NOTE C – OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE D – RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATION

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with these agreements, the Company is required to maintain a deposit in cash or securities.

NOTE E – RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with a related party. During 2013, the Company paid approximately $64,000 to the related party as reimbursement for occupancy and employee costs.

NOTE E – RELATED PARTY TRANSACTIONS (CONTINUED)

Financial position and results of operations would differ from the amounts in the accompanying financial statements of these related party transactions did not exist.

SUPPLEMENTAL INFORMATION

SCHEDULE I
NPA FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2013

NET CAPITAL:

Total stockholders' equity	$1,682,213
Less nonallowable assets:	
Non-allowable accounts receivable	(1,413)
Office furniture and equipment	(3,266)
	(4,679)
Net capital before haircuts	1,677,534
Less haircuts	-
Net capital	$1,677,534
Minimum net capital required	50,000
Excess net capital	$1,627,534
Aggregate indebtedness	$ 20,827
Net capital based on aggregate indebtedness	$ 1,388
Ratio of aggregate indebtedness to net capital	.01 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED
IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2013

There is no significant difference between net capital as reported in Part IIA of Form X-17a-5
and net capital as computed above.

NPA FINANCIAL SERVICES, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2013

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2013

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Stockholders
NPA Financial Services, Inc.

In planning and performing our audit of the financial statements of NPA Financial Services, Inc. for the year ended December 31, 2013, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by NPA Financial Services, Inc., that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

January 6, 2014
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC